Exhibit 99.3

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation
Campus 196 Jinghui East Road Xinwu District, Wuxi, Jiangsu
Province People’s Republic of China 214000

PROXY FOR THE CLASS A MEETING
To Be Held at 11:00 A.M. local time on July 13, 2026

(Or as soon thereafter as the Extraordinary General Meeting has concluded or been adjourned)
(Record Date — July 2, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints ZHANG Xiaoqiu, as proxy of the undersigned, with full power to appoint her substitute, and hereby authorizes her to represent and to vote all the shares of PARK HA BIOLOGICAL TECHNOLOGY CO., LTD., which the undersigned is entitled to vote, as specified below on this card, at the meeting of holders of our Class A Ordinary Shares (the “Class A Meeting”) of PARK HA BIOLOGICAL TECHNOLOGY CO., LTD. on July 13, 2026, at 11:00 A.M., local time (or as soon thereafter as the Extraordinary General Meeting has concluded or been adjourned), at 901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000 and at any adjournment or postponement thereof. Each Class A Ordinary Share is entitled to one vote.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR THE PROPOSAL. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”
THE PROPOSAL SET FORTH BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL NO. 1: By a special resolution, to approve that the voting rights attaching to each Class B Ordinary Share be increased from 20 (twenty) votes to 100 (one hundred) votes for each Class B Ordinary Share of which he is the holder.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting    ☐ YES    ☐ NO

This Proxy is solicited on behalf of the management of PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposal described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

Signature of Shareholder:	Account Number (if any):
Date:	Stock Certificate Number(s):
No. of Shares Entitled to Vote:

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: _______________________________________